Exhibit 10.16

November 14, 2016

Via Hand Delivery

Re:    Terms of Transition and Retirement

Dear Bob:

This letter confirms the agreement (“Agreement”) between you and Callidus Software Inc. (the “Company”) concerning the terms of your transition and retirement. If you agree to the terms outlined herein, please sign and return this Agreement to me in the timeframe outlined below.
1.Retirement from Employment: You and the Company have agreed that you will transition your duties and responsibilities and retire from your employment with the Company. Below are the terms that will govern your transition and retirement.
2.    Continued Employment; Other Release Consideration: In exchange for your agreement to the general release and waiver of claims and covenants set forth below and your other promises herein, your employment will continue on the following terms:
a.    Retirement Date; Transition Period and Services: On November 15, 2016 you will transition from your current position as the Company’s Executive Vice President, Chief Financial Officer and commence serving as its EVP to the Office of the CEO through June 30, 2017 (the “Retirement Date”), subject to the at-will nature of your employment, as described in Paragraph 2(e), below. Between November 15, 2016 and the Retirement Date (the “Transition Period”), you agree to carry out the duties and responsibilities of your position as directed principally by the Chief Executive Officer of the Company, to whom you will continue to report, and to provide other transition services as may reasonably be requested by the Company, including transition of the responsibilities, duties, and knowledge relative to your position (the “Transition Services”). During the Transition Period, you are expected to maintain normal work hours. Your work location will be determined by your manager.
b.    Compensation and Benefits: During the Transition Period, the Company will continue to pay you your current base salary and you will continue to be eligible to participate in the benefit programs you were eligible for and participated in immediately prior to the Transition Period, including participation in the Company-sponsored health benefit plans, continued vesting of equity (including those Performance-Based Restricted Stock Units awarded in February 2014), and continued eligibility for the Company’s 2016 Executive Profit Sharing Bonus, to the fullest extent allowed by the governing plans, agreements, or policies. You will not be eligible for a bonus under the 2017 Executive Profit Sharing Bonus, on a pro rata basis or otherwise. Attached hereto as Exhibit B is a Personnel Summary, which contains a true and accurate summary of your equity holdings in the Company as of November 10, 2016.
c.    Retirement Compensation: Assuming that you have not been terminated by the Company for Cause (as defined in the Executive Change of Control Agreement – Full Double-Trigger dated February 2, 2015 (the “Executive Agreement”)) during the Transition Period, and you have not resigned from your employment with the Company during the Transition Period, and provided that you cooperatively and diligently provide the Transition Services as determined by the Company in good faith and in its sole discretion, then in exchange for your agreement to the general release and waiver of claims and covenants set forth in Exhibit A (the “Second Release”), and your other promises herein, the Company agrees as follows:

i.    Acceleration of Restricted Stock Units: The Company agrees to accelerate the vesting of 74,579 of the unvested Restricted Stock Units listed as “RSU” in Exhibit B effective as of the Retirement Date.
ii.    Acceleration of Performance-Based Restricted Stock Units: The Company agrees, effective as of the Retirement Date, to modify the measurement period applicable to the unvested Performance-Based Restricted Stock Units listed as “PSU” in Exhibit B and awarded in July 2015 and to pro-rate the number of PSUs constituting the target amount, such that the determination of achievement of the levels of annualized SaaS revenue growth on which vesting (and payout) of the PSUs is contingent would be based on the two year period from July 1, 2015 through June 30, 2017 and, further, that the target amount of PSUs would be adjusted to 51,454. All remaining unvested PSUs will be forfeited and all rights to such unvested PSUs will immediately terminate on the Retirement Date.
iii.    Extension of Stock Option Exercise Period: The Company agrees to extend the post-employment deadline to exercise the Non-Qualified Stock Options listed as “NQ” in Exhibit B to the nine (9) month anniversary of the Retirement Date.
d.    Contractual Severance: You and the Company acknowledge and agree that your retirement from the Company does not constitute a termination by the Company without “Cause” or by you for “Good Reason” (as such terms are defined in the offer letter between you and the Company dated April 30, 2013 (the “Offer Letter”) or the Executive Agreement, as applicable) or otherwise trigger any severance or separation benefits under the Offer Letter, Executive Agreement, or any other agreement between you and the Company (collectively, the “Employment Agreements”). You and the Company further acknowledge and agree that, except as set forth in Paragraph 2(e) below in the event of a Change of Control (as defined in the Executive Agreement) during the Transition Period, (i) you are not eligible to receive any severance or separation benefits under the Employment Agreements; and (ii) the compensation and benefits offered to you under this Agreement fully replace, and you hereby waive any rights or entitlements to, any severance or separation benefits under the Employment Agreements.
e.    At-Will Employment: During the Transition Period, your employment with the Company will remain at-will, meaning either you or the Company may terminate your employment at any time with or without notice or reason. In the event that the Company terminates your employment prior to the Retirement Date for Cause, or you resign from employment for any reason prior to the Retirement Date, you will not be eligible to receive, and the Company will not be obligated to offer to you, the benefits described in Paragraph 2(c), above. In the event that the Company terminates your employment prior to the Retirement Date without Cause, the Company will be obligated to offer you the compensation and benefits outlined in Paragraphs 2(b) and 2(c) in exchange for your signing and not revoking the Second Release; provided, however, that if such without Cause termination occurs after a Change of Control then the Company will be obligated to offer you, in exchange for your signing and not revoking the Second Release, the greater of (A) the compensation and benefits outlined in Paragraphs 2(b) and 2(c) above and (B) one hundred percent (100%) vesting of your equity holdings listed as RSU, PSU, and NQ in Exhibit B plus the compensation described in the Severance Payment paragraph in the Executive Agreement (such greater amount, the “Change of Control Retirement Benefits”). For the avoidance of doubt, if during the Transition Period there is a Change of Control then, provided you have neither been terminated by the Company for Cause during the Transition Period nor resigned from your employment for any reason during the Transition Period, you will also receive the Change of Control Retirement Benefits, subject to your signing and not revoking the Second Release.
By signing below, you acknowledge that you are receiving the release consideration outlined in this paragraph in consideration for waiving your rights to claims referred to in this Agreement (and the Second Release, if applicable) and that you would not otherwise be entitled to the release consideration.
3.    Final Pay: On the Retirement Date, the Company will pay you for all wages due you from the Company as of the Retirement Date.

4.    Return of Company Property: You hereby warrant to the Company that, no later than the Retirement Date, you will return to the Company all property or data of the Company of any type whatsoever that has been in your possession or control, accept as may otherwise be agreed with the Company. The Company has agreed that you will retain your Company issued computer and cell phone.
5.    Proprietary Information: You hereby acknowledge that you are bound by the attached Agreement Regarding Employment, Confidential Information, Invention Assignment and Arbitration (Exhibit C hereto) and that as a result of your employment with the Company you have had access to the Company’s Confidential Information (as defined in the agreement), that you will hold all Confidential Information in strictest confidence and that you will not make use of such Confidential Information on behalf of anyone, except as required in the course of your employment with the Company. You further confirm that you will deliver to the Company, no later than the Retirement Date, all documents and data of any nature containing or pertaining to such Confidential Information and that you will not take with you any such documents or data or any reproduction thereof.
6.    Resignations: Effective as of November 15, 2016, unless otherwise requested by the Company in writing, you will, automatically and without further action on the part of you or any other person or entity, resign from all offices, boards of directors (or similar governing bodies), committees of such boards of directors (or similar governing bodies) and committees of the Company, its subsidiaries and affiliates. You agree that you shall execute any such further documents and instruments as may be reasonably necessary or appropriate to carry out the intent of this Paragraph 6.
7.    General Release and Waiver of Claims:
▪The payments and promises set forth in this Agreement are in full satisfaction of all accrued salary, vacation pay, bonus and commission pay, profit‑sharing, stock, stock options (including NQs), RSUs, PSUs, or other ownership interest in the Company, termination benefits or other compensation to which you may be entitled by virtue of your employment with the Company or your separation or retirement from the Company, including pursuant to the Employment Agreements. To the fullest extent permitted by law, you hereby release and waive any other claims you may have against the Company and its owners, agents, officers, shareholders, employees, directors, attorneys, subscribers, subsidiaries, affiliates, successors and assigns (collectively “Releasees”), whether known or not known, including, without limitation, claims under any employment laws, including, but not limited to, claims of unlawful discharge, breach of contract, breach of the covenant of good faith and fair dealing, fraud, violation of public policy, defamation, physical injury, emotional distress, claims for additional compensation or benefits arising out of your employment or your separation or retirement from employment, including pursuant to the Employment Agreements, claims under Title VII of the 1964 Civil Rights Act, as amended, the California Fair Employment and Housing Act and any other laws and/or regulations relating to employment or employment discrimination, including, without limitation, claims based on age or under the Age Discrimination in Employment Act or Older Workers Benefit Protection Act, and/or claims based on disability or under the Americans with Disabilities Act.

▪By signing below, you expressly waive any benefits of Section 1542 of the Civil Code of the State of California, which provides as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”
▪You and the Company do not intend to release claims that you may not release as a matter of law, including but not limited to claims for indemnity under California Labor Code Section 2802, or any claims for enforcement of this Agreement. To the fullest extent permitted by law, any dispute regarding the scope of this general release shall be determined by an arbitrator under the procedures set forth in the arbitration clause below.

8.    Covenant Not to Sue:
•To the fullest extent permitted by law, at no time subsequent to the execution of this Agreement will you pursue, or cause or knowingly permit the prosecution, in any state, federal or foreign court, or before any local, state, federal or foreign administrative agency, or any other tribunal, of any charge, claim or action of any kind, nature and character whatsoever, known or unknown, which you may now have, have ever had, or may in the future have against Releasees, which is based in whole or in part on any matter released by this Agreement.
•Nothing in this paragraph shall prohibit you from filing a charge or complaint with a government agency where, as a matter of law, the parties may not restrict your ability to file such administrative complaints. However, you understand and agree that, by entering into this Agreement, you are releasing any and all individual claims for relief, and that any and all subsequent disputes between you and the Company shall be resolved through arbitration as provided below.
•Nothing in this paragraph shall prohibit or impair you or the Company from complying with all applicable laws, nor shall this Agreement be construed to obligate either party to commit (or aid or abet in the commission of) any unlawful act.
9.    Nondisparagement: Each party mutually agrees that it will not, during the Transition Period or at any time following the Retirement Date, disparage each other or their products, services, agents, representatives, directors, officers, shareholders, attorneys, employees, vendors, affiliates, successors or assigns, or any person acting by, through, under or in concert with any of them, with any written or oral statement. Nothing in this paragraph shall prohibit either party from providing truthful information in response to a subpoena or other legal process.
10.    Arbitration: Except for any claim for injunctive relief arising out of a breach of a party’s obligations to protect the other’s proprietary information, the parties agree to arbitrate, in Alameda County, California through JAMS, any and all disputes or claims arising out of or related to the validity, enforceability, interpretation, performance or breach of this Agreement, whether sounding in tort, contract, statutory violation or otherwise, or involving the construction or application or any of the terms, provisions, or conditions of this Agreement. Any arbitration may be initiated by a written demand to the other party. The arbitrator’s decision shall be final, binding, and conclusive. The parties further agree that this Agreement is intended to be strictly construed to provide for arbitration as the sole and exclusive means for resolution of all disputes hereunder to the fullest extent permitted by law. The parties expressly waive any entitlement to have such controversies decided by a court or a jury.
11.    Attorneys’ Fees: If any action is brought to enforce the terms of this Agreement, the prevailing party will be entitled to recover its reasonable attorneys’ fees, costs and expenses from the other party, in addition to any other relief to which the prevailing party may be entitled.
12.    No Admission of Liability: This Agreement is not and shall not be construed or contended by you to be an admission or evidence of any wrongdoing or liability on the part of Releasees, their representatives, heirs, executors, attorneys, agents, partners, officers, shareholders, directors, employees, subsidiaries, affiliates, divisions, successors or assigns. This Agreement shall be afforded the maximum protection allowable under California Evidence Code Section 1152 and/or any other state or federal provisions of similar effect.
13.    Complete and Voluntary Agreement: This Agreement, together with Exhibits A, B, and C hereto, constitute the entire agreement between you and Releasees with respect to the subject matter hereof and supersedes all prior negotiations and agreements, whether written or oral, relating to such subject matter. You acknowledge that neither Releasees nor their agents or attorneys have made any promise, representation or warranty whatsoever, either express or implied, written or oral, which is not contained in this Agreement for the purpose of inducing you to execute the Agreement, and you acknowledge that you have executed this Agreement in reliance only upon such promises, representations and warranties as are contained herein, and that you are executing this Agreement voluntarily, free of any duress or coercion.
14.    Severability: The provisions of this Agreement are severable, and if any part of it is found to be invalid or unenforceable, the other parts shall remain fully valid and enforceable. Specifically, should a court, arbitrator, or government agency conclude that a particular claim may not be released as a matter of law, it is the intention of the parties that the general release, the waiver of unknown claims and the covenant not to sue above shall otherwise remain effective to release any and all other claims.
15.    Modification; Counterparts; Facsimile/PDF Signatures: It is expressly agreed that this Agreement may not be altered, amended, modified, or otherwise changed in any respect except by another written agreement that specifically refers to this Agreement, executed by authorized representatives of each of the parties to this Agreement. This Agreement may be executed in any number of counterparts, each of which shall constitute an original and all of which together shall constitute one and the same instrument. Execution of a facsimile or PDF copy shall have the same force and effect as execution of an original, and a copy of a signature will be equally admissible in any legal proceeding as if an original.
16.    Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the State of California.
17.    Review of Agreement: You understand that you may take up to twenty-one (21) days to consider this Agreement and, by signing below, affirm that you were advised to consult with an attorney prior to signing this Agreement. You also understand you may revoke this Agreement within seven (7) days of signing this document and that the consideration to be provided to you pursuant to Paragraph 2 will be provided only at the end of that seven (7) day revocation period.
18.    Effective Date: This Agreement is effective on the eighth (8th) day after you sign it provided you have not revoked the Agreement as of that time (the “Effective Date”).
If you agree to abide by the terms outlined in this letter, please sign this letter below return it to me within the timeframe noted above. I wish you the best in your future endeavors.

Sincerely,

Callidus Software Inc.

By:__/s/ Leslie Stretch____________________
Leslie Stretch, President and Chief Executive Officer

READ, UNDERSTOOD AND AGREED

/s/ Bob L. Corey__________    Date: _11/14/16____
Bob L. Corey

ADDENDUM TO TRANSITION AND RETIREMENT AGREEMENT
This Addendum to Transition and Retirement Agreement (this “Addendum”) is made and entered into as of November 15, 2016, by and among Bob L. Corey (“Executive”) and Callidus Software, Inc., a Delaware corporation (the “Company”).
RECITALS
A.    The Company and Executive are parties to that certain Transition and Retirement Agreement between the Company and the Executive (dated November 14, 2016) (the “Agreement”). All capitalized terms set forth herein shall (unless otherwise defined herein) have the meanings given to them in the Agreement.
B.    The Company and Executive are also parties to that Executive Change of Control Agreement ("CIC Agreement") which provides, in pertinent part, that if any payments to be made to Executive constitute a deferral of compensation under Internal Revenue Code Section 409A, then such payments will be deferred until six months after Executive’s separation from service.
C.    The Company and Executive desire to enter into this Addendum to clarify that the “specified employee” provisions of the CIC Agreement are also intended to apply to any Change of Control Retirement Benefits paid under the Agreement, and are executing this Addendum for such purpose as contemplated by Paragraph 15 of the Agreement.
AMENDMENT
NOW THEREFORE, the parties hereby agree as follows:
1)AMENDMENT TO AGREEMENT. The following language shall be added at the end of Paragraph 2(e) of the Agreement:
Section 409(A). Notwithstanding anything to the contrary in this Agreement, if you are determined to be a "specified employee" within the meaning of Section 409A, as amended (“Section 409A”) of the Internal Revenue Code of 1986, as amended (the "Code") and the regulations thereunder, as of the date of your Separation, and if any payments or entitlements provided for in this Agreement constitute a "deferral of compensation” within the meaning of Section 409A and therefore cannot be paid or provided in the manner provided herein without subjecting you to additional tax, interest or penalties under section 409A, then any such payment and/or entitlement which would have been payable during the first six (6) months following your Separation shall instead be paid or provided to you in a lump sum payment on the first business day immediately following the six (6)month anniversary of your Separation. If this payment has had to be deferred in this way for six (6) months after your Separation, then the lump sum payment will also include interest on the deferred payment or payments at a per annum rate equal to the highest rate of interest not exceeding four percent (4%) applicable to six (6)month money market accounts on the date of such Separation offered by the following institutions: Citibank N.A., Wells Fargo Bank, N.A. or Bank America. Except for the foregoing interest payment, nothing in this Paragraph shall increase the amount due under this Agreement or otherwise from the Company to you. It is intended that each installment of the payments provided hereunder constitute separate “payments” for purposes of Treasury Regulation Section 1.409A-2(b)(2)(i). It is further intended that the payments hereunder satisfy, to the greatest extent possible, the exemption from the application of Section 409A of the Code (and any state law or similar effect) provided under Treasury Regulation Section 1.409A-1(b)(4) (as a “short-term deferral”). To the extent that any provision of this

Agreement is ambiguous as to its compliance with Section 409A of the Code, the provision will read in such a manner so that all payments hereunder comply with Section 409A of the Code. All payments made under this Agreement shall be subject to reduction to reflect taxes or other charges required to be withheld by law. For purposes of this Paragraph, “Separation” means: a “separation from service,” as defined in Treasury Regulation Section 1.409A-1(h) (or any successor regulation).
2)NO OTHER AMENDMENTS. Except as expressly set forth above, all of the terms and conditions of the Agreement remain in full force and effect.
3)COUNTERPARTS. This Addendum may be executed in counterparts, each of which when so executed and delivered will be deemed an original, and both of which together shall constitute one and the same instrument.

COMPANY:	EXECUTIVE:
/s/ Leslie Stretch	/s/ Bob L. Corey
By: Leslie Stretch Its: President and Chief Executive Officer	Bob L. Corey

2